Filed by Symbol Technologies, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                          Subject Company:  Telxon Corporation
                                                 Commission File No. 000-11402

               THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
                SYMBOL TECHNOLOGIES, INC. ON SEPTEMBER 11, 2000

                 Contacts:        Symbol
                                  Investors            George Sard/David Reno
                                  Ken Jaeggi           Citigate Sard Verbinnen
                                  631-738-3909         212-687-8080
                                  Media
                                  Doug Picker
                                  631-738-4699

                  SYMBOL  RESUBMITS HART SCOTT RODINO FILING
                  __________________________________________

          HOLTSVILLE, NY, September 11, 2000  Symbol Technologies, Inc.

(NYSE: SBL) today announced that it has resubmitted its application for antitrust clearance of the previously announced agreement for Symbol to acquire Telxon Corporation (NASDAQ: TLXN) in a stock-for-stock merger that will create a global leader in wireless handheld computing systems across many industries and vertical applications.

          Symbol anticipates that the 30-day initial waiting period

applicable to the acquisition under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, will end October 11, 2000.

          Symbol does not believe the acquisition presents competitive issues in today's market and is working closely with applicable regulators.

          Under the terms of a definitive merger agreement announced on July

26, 200, Telxon shareholders will receive 0.50 of a Symbol share for each

Telxon share.

          Symbol continues to expect the transaction to be completed in the fourth quarter of 2000, subject to regulatory clearance, approval by Telxon's shareholders and customary closing conditions.

          Symbol Technologies, Inc., winner of this year's National Medal of

Technology, is a global leader in mobile data transaction systems, providing innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computing and bar-code data capture.  Symbol's Wireless Information Appliances connect the physical world of people on the move, packages, paper and shipping pallets, to information systems and the Internet.  Today, some 10 million Symbol bar-code scanners,

mobile computers and wireless LANs are utilized worldwide in markets ranging from retailing to transportation and distribution logistics, manufacturing,

parcel and postal delivery, government, healthcare and education.  Symbol's systems and products are used to increase productivity from the factory floor to the retail store, to the enterprise and out to the home.  Information about Symbol is available at www.symbol.com.



                           *   *   *   *   *


Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the business and technology of Telxon will not be integrated successfully; the failure to realize planned synergies on a timely basis; costs related to the proposed transaction; failure of Telxon's stockholders to approve the proposed transaction; and delays in obtaining regulatory approval of the proposed transaction. Symbol undertakes no obligation to publicly update or revise any forward-looking statements.

The proposed transaction will be submitted to Telxon's stockholders for their consideration. Such stockholders should read the proxy statement/prospectus concerning the transaction that will be filed with the Securities and Exchange Commission and mailed to stockholders. The proxy statement/prospectus will contain important information that Telxon's stockholders should consider before making any decision regarding the proposed transaction. Such stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Symbol and Telxon, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus will be obtainable, without charge, from Symbol and Telxon.

Symbol and certain other persons named below may be deemed to be participants in the solicitation of proxies of Telxon's stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Telxon and executive officers of Symbol as listed in Symbol's proxy statement for its 2000 annual meeting which may be obtained without charge, at the SEC's internet site
(http://www.sec.gov).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Symbol's common shares or 5% of Telxon's common shares. Except as disclosed above, to the knowledge of Symbol, none of the directors or executive officers of Symbol or Telxon has any interest, direct or indirect, by security holdings or otherwise in Symbol or Telxon.